Via Facsimile and U.S. Mail
Mail Stop 4720

September 25, 2009

Mark W. Reynolds
Chief Financial Officer
GeoVax Labs, Inc.
1256 Briarcliff Road NE
Atlanta, GA 30306

Re: GeoVax Labs, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 12, 2009
File Number: 000-52091

Dear Mr. Reynolds:

We have limited our review of your filing to those issues we have addressed in our comments. With respect to comment four, we believe that you should amend your filing. For all other comments, we ask you to provide us with information to better understand your disclosure. Where those comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business
Intellectual Property, page 8

1.   Please expand your disclosure to include the amount of aggregate potential milestone payments you may be required to make under the Emory License, any payments made to date, the aggregate maintenance fees, termination provisions, the running royalty percentages of net sales as set forth on Exhibit B of the license agreement and the sublicensing royalty rate.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources
Contractual Obligations, page 24

2.   Please provide revised disclosure that includes tabular disclosure of your
       contractual obligations as required by Item 303(A)(5) of Regulation S-K. Include
       in the contractual obligations table the cash obligations under your license
       agreement with Emory University. Where uncertainties prevent making a
       reasonable estimate of the obligations, explain the uncertainties in a note to the
       table indicating aggregate milestone payments, their timing, events triggering
       their payment, and expected effects on financial position, operations and capital
       resources.

Results of Operations
Research and Development, page 25

3.   Where research and development activities are a substantial aspect of the
       company's operations, the following information should be disclosed for each
       major research and development project:

       •   The current status of the project;
       •   The costs incurred during each period presented and to date on the project;
       •   The nature, timing and estimated costs of the efforts necessary to complete the
           project;
       •   The anticipated completion dates;
       •   The risks and uncertainties associated with completing development on
           schedule, and the consequences to operations, financial position and liquidity
           if the project is not completed timely; and finally
       •   The period in which material net cash inflows from significant projects are
           expected to commence.

       If research and development costs are not maintained by project, disclose that fact
       and explain why management does not maintain and evaluate research and
       development costs by project. Provide other quantitative or qualitative disclosure
       that indicates the amount of the company's resources being used on the project.

        To the extent that dates or amounts are not estimable, disclose the facts and
        circumstances that preclude making a reasonable estimate.

Report of Independent Registered Public Accounting Firm on Financial Statements, page F-2

4.   Please amend your filing to include the report of the auditors referred to by Porter Keadle Moore LLP that covers the period from inception (June 27, 2001) through December 31, 2005, which complies with Rule 2-02 of Regulation S-X and PCAOB Auditing Standard 1. Refer to Rule 2-05 of Regulation S-X.

* * * *

Please amend your Form 10-K in response to comment four and respond to the other comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mark W. Reynolds
GeoVax Labs, Inc.
September 25, 2009
Page 4

       Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Nandini Acharya, Staff Attorney, at (202) 551-3495 with questions on the remaining comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                    Sincerely,

                                    Jim B. Rosenberg
                                    Senior Assistant Chief Accountant